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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 Beacon Street, 3rd Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-303-8840 Ext. 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202 (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Notary Public

Signature

FINOP / CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2008 and 2007

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2008 and 2007

Contents

RSA
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2008 and 2007, and the related statements of income, members' equity, and cash flows for the years then ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of net capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
January 27, 2009

BOSTONIA GLOBAL SECURITIES LLC
Balance Sheet
As of December 31, 2008 and 2007

	2008	***2007***
ASSETS		
Current assets:		
Cash	$ 860,587	$ 43,789
Security deposit	151	151
Deposit account, clearing broker	100,068	99,845
Note receivable – Bostonia Partners, LLC	6,697	5,131
Total current assets	967,503	148,916
Property and equipment, net	25,204	33,106
Other assets:		
Investments	60,000	60,000
Total other assets	60,000	60,000
Total Assets	$1,052,707	$ 242,022
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,498	$ 3,607
Accrued expenses	15,607	12,966
Total current liabilities	30,105	16,573
Members' equity:		
Membership units	87,500	87,500
Accumulated capital	935,102	137,949
Total members' equity	1,022,602	225,449
Total Liabilities and Members' Equity	$1,052,707	$ 242,022

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Income

For the Years Ended December 31, 2008 and 2007

	2008	2007
Net revenue	$4,623,162	$3,239,930
Operating expenses	1,695,764	893,856
Income from operations	2,927,398	2,346,074
Other income	1,155	4,882
Net income	$2,928,553	$2,350,956

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Members' Equity

For the Years Ended December 31, 2008 and 2007

	Membership Units	Accumulated Capital	Total Members' Equity
Balance at December 31, 2006	$ 87,500	$ 183,982	$ 271,482
Net income	-	2,350,956	2,350,956
Members' capital distributions	-	(2,396,989)	(2,396,989)
Balance at December 31, 2007	87,500	137,949	225,449
Net income	-	2,928,553	2,928,553
Members' capital distributions	-	(2,131,400)	(2,131,400)
Balance at December 31, 2008	$ 87,500	$ 935,102	$1,022,602

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$2,928,553	$2,350,956
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	11,085	10,497
Amortization	558	372
Disposal of fixed assets	1,490	-
(Increase) decrease in operating assets:		
Note receivable, Bostonia Partners LLC	(1,566)	(5,131)
Reserve account, clearing broker	(223)	859
Increase (decrease) in operating liabilities:		
Accounts payable	10,891	1,235
Accrued expenses	2,641	1,213
Net Cash Provided by Operating Activities	2,953,429	2,360,001
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(5,231)	(8,287)
Net Cash Used in Investing Activities	(5,231)	(8,287)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(2,131,400)	(2,396,989)
Net Cash Used in Financing Activities	(2,131,400)	(2,396,989)
Net (Decrease) Increase in Cash	816,798	(45,275)
Cash at Beginning of Year	43,789	89,064
Cash at End of Year	$ 860,587	$ 43,789

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Bostonia Global Securities LLC (the "Company") is an investment banking boutique located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Investments
The Company classifies investments as available-for-sale securities. Management has elected to record these investments at cost, as fair market values are generally difficult to determine. Accordingly, there are no unrealized gains or losses recorded in the financial statements.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Summary of Significant Accounting Policies (continued)*

Advertising
The company records expenses for advertising when the liability is incurred. The amounts expensed for the years ended December 31, 2008 and 2007 are $500 and $1,848, respectively.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2008	2007
Furniture and fixtures	7 or 10 years	$ 12,457	$ 11,657
Computer equipment	5 or 10 years	32,411	27,980
Office equipment	5 years	18,697	18,697
Software	3 years	1,675	3,350
		65,240	61,684
Less accumulated depreciation		(40,036)	(28,578)
		$ 25,204	$ 33,106

Depreciation and amortization expense totaled $11,643 and $10,869 for the years ended December 31, 2008 and 2007, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2008, and 2007, the Company had net capital of $930,480 and $127,061 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.03 to 1 and 0.13 to 1, respectively

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.

- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2008, a computation of reserve requirement is not applicable to Bostonia Global Securities, LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2008, information relating to possession or control requirements is not applicable to Bostonia Global Securities, LLC, as the company qualifies for exemption under SEC 15c3-3(k)(2)(ii).

- A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

- A copy of the SIPC Supplement Report

- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

6. *Commitments*

Lease Commitments
The Company leases office facilities at 264 Beacon Street, Boston, MA under operating a lease agreement that expires at October 14, 2010. The Company's annual future minimum payments required under this lease are as follows:

2009	$ 20,913
2010	17,861
Total	$ 20,809

Rental expense under operating leases was approximately $20,809 and $19,788 for the years ended December 2008 and 2007, respectively.

6. *Commitments*

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2008 and 2007, net clearing service fees were $6,318 and $3,838, respectively.

7. *Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2008 and 2007*

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2008 and 2007:

	2008	*2007*
Net capital as reported in company's part IIA Un-audited FOCUS report	$ 930,480	$ 128,061
Audit adjustments:		
Accrued accounting fee adjustment	-	(1,000)
Adjusted net capital	$ 930,480	$ 127,061

BOSTONIA GLOBAL SECURITIES LLC
Income Statement Schedule
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commissions income	$4,621,721	$3,200,997
Other income	1,441	38,933
Total revenue	$4,623,162	$3,239,930
OPERATING EXPENSES:		
Accounting expense	26,836	19,198
Advertising	500	1,848
Amortization	558	372
Bank service charges	14,798	14,812
Commissions	1,076,810	421,059
Depreciation	11,085	10,497
Dues and subscriptions	45,850	54,744
Education and training	-	1,987
Insurance	97,504	98,602
Legal and professional fees	83,596	39,723
License and registration	18,195	25,583
Meals and entertainment	10,672	16,282
Office supplies and expense	39,073	40,181
Payroll taxes	13,294	6,371
Postage and delivery	1,321	2,513
Rent	20,809	19,788
Salaries and wages	181,819	77,908
Telephone and internet	15,649	13,219
Travel and lodging	35,948	29,169
Utilities	1,447	-
Total operating expenses	$ 1,695,764	$ 893,856
OTHER INCOME:		
Disposal of Assets	$ 186	$ -
Interest income	$ 969	$ 4,882
Total other income	$ 1,155	$ 4,882

See Independent Auditor's Report

BOSTONIA GLOBAL SECURITIES LLC
Computation of Net Capital
As of December 31, 2008 and 2007

	2008	2007
Total assets	$1,052,707	$ 242,022
Total liabilities	30,105	16,573
Net worth	1,022,602	225,449
Non-allowable assets	(92,122)	(98,388)
Net capital	930,480	127,061
Minimum net capital	5,000	5,000
Excess net capital	$ 925,480	$ 122,061

See Independent Auditor's Report

RS A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. After audit procedures were conducted no significant deficiencies in internal control were found.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
January 27, 2009